

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Mengmeng Li
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Yingbin Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
The People's Republic of China

> **Re: JinkoSolar Holding Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-34615**

Dear Mengmeng Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shuang Zhao